SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from _______________ to ___________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
   Dillard's, Inc. Investment & Employee Stock Ownership Plan (formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees)

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

   Dillard's, Inc.
   1600 Cantrell Road
   Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2008 and December 31, 2007 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan (formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees), prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan (formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees), prepared in accordance with the financial reporting requirements of ERISA is attached.

<u>Exhibits</u>

23.1 Consent of Deloitte & Touche LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan

Date: June 19, 2009

Phillip R. Watts
Secretary, Administrative Committee

Dillard's, Inc. Investment & Employee Stock Ownership Plan (Formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees)

Plan No. 111

Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, Supplemental Schedule As of December 31, 2008, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

(Formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees)

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees) (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the assets of the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees were merged into the Plan effective as of the end of the 2007 plan year.

Deloitte & Touche LLP

June 18, 2009
Dallas, Texas

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN (FORMERLY, THE DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Investments, at fair value:		
Investment in master trust	$ -	$405,610,986
Mutual funds	92,488,689	-
Dillard's, Inc. common stock	57,283,935	-
Common collective trusts	69,442,259	-
Participant loans	9,492,414	11,077,664
Cash	663,170	-
Total investments	229,370,467	416,688,650
Receivables:		
Employer contributions	-	35
Participant contributions	-	74
Receivable from Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees	-	37,630,231
Accrued interest & dividends	573,977	-
Sales of securities not yet settled	88,169	-
Total receivables	662,146	37,630,340
Total assets	230,032,613	454,318,990
LIABILITIES		
Excess contributions refundable	-	(1,156,699)
Administration expense payable	(18,221)	-
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	230,014,392	453,162,291
Adjustment from fair value to contract value for funds invested in fully benefit-responsive investment contracts	10,735,746	704,489
NET ASSETS AVAILABLE FOR BENEFITS	$240,750,138	$453,866,780

See Notes to Financial Statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN (FORMERLY, THE DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN FOR FULL-TIME EMPLOYEES)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$453,866,780
ADDITIONS:	
INVESTMENT INCOME (LOSS):	
Net depreciation in fair value of investments	(224,453,116)
Interest and dividends	9,361,433
Other	835,085
Participant loan interest	866,059
Total investment loss	(213,390,539)
CONTRIBUTIONS:	
Participant	30,174,028
Employer	15,293,639
Total Contributions	45,467,667
Net additions	(167,922,872)
DEDUCTIONS:	
Distributions to participants	(43,917,283)
Deemed distributions	(384,181)
Administrative expenses	(892,306)
Total deductions	(45,193,770)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(213,116,642)
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$240,750,138

See Notes to Financial Statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Merger – The Plan Sponsor for the Plan elected to merge the assets of the Dillard's Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees (the "Part-Time Plan") into the Plan effective as of the end of the 2007 plan year. Therefore, the 2007 statement of net assets available for benefits includes a receivable for the total of the participant accounts of the Dillard's Inc. Investment & Employee Stock Ownership Plan for Part-Time Employees. As a result of the merger, the Plan's name was changed, and the Plan ceased using a master trust (see Note 5). Participants in the Part-Time Plan as of January 1, 2008 became participants in the Plan.

General - The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor") upon employment, if the employee is not covered by a collective bargaining agreement. Prior to January 1, 2008, the Plan covered salaried and certain hourly employees whose base hourly rate was equal to or greater than an established rate as of the beginning of the Plan year ($8.80 as of January 1, 2007). The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 2008, the Plan was amended to include a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year "cliff vesting" schedule, and a new Company match formula. Under this new formula, employees who are eligible to receive Company matching contributions will be matched 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum 3½% Company contribution. Participants may now contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums. Additionally, the Plan was amended to allow participants that meet certain service requirements to diversify all of their employer matching contributions and earnings thereon.

Effective January 1, 2007, the Plan was amended and restated to incorporate various amendments made throughout the years and to conform to current regulations as required, including the Pension Protection Act of 2006 ("PPA"). In accordance with PPA, the Plan was amended to allow participants to diversify all of their employee contributions and earnings thereon. Participants that meet certain service requirements are allowed to diversify a portion of their employer matching contributions and earnings thereon. Participants that meet certain age and service requirements are allowed to diversify all of their employer matching contributions and earnings thereon. In February 2007, the mutual fund investments in the Plan were moved into Institutional Share classes where such share class was available. This share class typically carries a lower expense ratio thereby lowering the cost to the participant.

The PAYSOP/PROF Share Accounts, Basic Pre-Tax and After-Tax Accounts, Voluntary Pre-Tax Accounts, Post-2000 Dividend accounts and all Employer Match (other than the Mercantile Match

Account) and Stock Bonus Accounts are intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts are non-ESOP Accounts.

Contributions - Participants in the Plan may elect to contribute on a pretax basis a minimum of 1% to a maximum of 75% (formerly 20%) of their compensation (in increments of one percentage point) to statutory maximums. Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to six (formerly five) percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are matched 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum 3½% Company contribution. Prior to January 1, 2008 the Company matching contributions were 100% of a participant's Basic Salary Deferral Contributions. Company matching contributions are also invested in Dillard's, Inc. common stock.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan Year following the Plan Year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan Years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible pay. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Goal Manager Conservative to Moderate Investment Model.

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may diversify their eligible Company matching contributions and direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Merrill Lynch Retirement Preservation Trust, PIMCO Real Return Fund, PIMCO Total Return Bond Fund, Van Kampen Growth & Income Fund, American Funds Growth Fund of America, Columbia Mid-Cap Value Fund, Van Kampen Mid-Cap Growth Fund, Goldman Sachs Small Cap Value Fund, Alger Small Cap Growth Fund, Alliance Bernstein International Value Fund, American Funds EuroPacific Growth Fund, and Goal Manager Model Portfolios. Goal Manager Model Portfolios are a series of risk-based asset allocation models comprised of certain allocations to each of the investment funds available in the Plan with the exception of Dillard's, Inc. Common Stock Fund, which is not included in any Goal Manager Portfolio. These model portfolios are targeted to different types of investors based on risk tolerance, return objectives and time horizon.

If contributions are not directed among the available investment options offered by the Plan, then the contributions are automatically invested in the Goal Manager Conservative to Moderate Investment Model.

Participant Accounts - Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

Vesting - Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post 2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account and Mercantile Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of the participant's accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Matching contributions made after December 31, 2001 and before January 1, 2008 to the Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. The Mercantile Match Account vests at the rate of 20% per year of service, beginning after 3 years of service with 100% vesting after a Participant completes 7 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant's account and are used to restore previous forfeitures from accounts of rehired Participants, used to pay Plan fees and expenses, and to reduce the amount of the Company's future contributions to the Plan.

Forfeitures - Forfeitures of terminated participants' non-vested accounts could be used by the Plan to reduce future employer contributions. During the years ended December 31, 2008 and 2007, the amount of forfeitures utilized to reduce employer contributions were $0 and $241,911 respectively.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Notwithstanding the foregoing, if the Participant's total vested account balances exceed $1,000 but are not more than $5,000, the Participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the Participant's total vested account balance is $1,000 or less, the Participant's total vested account balance will be distributed without the Participants' consent.

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $455,664 and $269,233 at December 31, 2008 and 2007, respectively.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ Participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½, Participants may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation - The Plan's investments are held by Merrill Lynch Bank and Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, common collective trust funds, and participant loans. Investments in the Dillard's stock, mutual funds and common collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's, Inc. common stock, the net asset value of the mutual funds and common collective trust fund values estimated based on the market value of the underlying securities. The fair value of the common collective trust funds with underlying investments in benefit-responsive investment contracts is estimated based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The statements of net assets available for benefits present the common collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at their outstanding balances, which approximates fair value.

The Retirement Preservation Trust (RPT) is a trust for the collective investment of assets of qualified plans. The fund may invest in insurance investment contracts, money market funds and debt securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Units are issued and redeemed daily at the RPT's constant net asset value ("NAV") of $1 per unit. Distribution to the RPT's unit holders are declared daily from the net investment income and automatically reinvested in the RPT on a monthly basis, when paid. It is the policy of the RPT to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the RPT will be able to maintain this value. The contract underlying the RPT requires all participant-initiated transactions with the RPT to occur at contract value without limitation. Plan management believes that the occurrence of events that would cause the RPT to transact at less than contract value is not probable.

The average yield earned by the RPT based on actual earnings was approximately 9.49% and 5.50% at December 31, 2008 and 2007, respectively. The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants was approximately 4.10% and 5.12% at December 31, 2008 and 2007, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Recently Issued Accounting Pronouncements – The financial statements reflect the prospective adoption of FASB Statement No. 157, *Fair Value Measurements,* as of the beginning of the year ended December 31, 2008 (See Note 6). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. RELATED PARTY TRANSACTIONS

Certain plan investments such as the common collective trust funds and shares of mutual funds are managed by Merrill Lynch affiliates, Columbia Asset Management LLC and BlackRock Investment Management, LLC. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan, and Merrill Lynch Bank & Trust Co., FSB is the Plan trustee and trustee for certain collective investment funds in which the Plan invests.

In April 2007, the Administrative Committee ("the Committee") of the Plan, through Merrill Lynch's MenuAdvisor service, retained an independent investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds, if the advisor determines that the funds to be removed are not performing in accordance with the pre-determined standards. Effective June 20, 2007, the new investment menu recommended by The Newport Group became the mutual fund options of the Plan.

4. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that, the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007, Dillard's, Inc. filed for a new determination letter for the Plan with the Internal Revenue Service, and no response has been received from the Internal Revenue Service as of the filing of this report.

5. INVESTMENTS AND 2007 MASTER TRUST FINANCIAL INFORMATION

Until the end of the 2007 plan year, the Plan participated in a trust ("Master Trust") which held substantially all of the investment assets of the Plan and of the Part-Time Plan. Use of the Master Trust permitted the commingling of the Plan's assets with the assets of the Part-Time Plan for investment and administrative purposes. Although assets of both plans were commingled in the Master Trust, the Trustee maintained supporting records for the purpose of allocating net gain or loss of the investment account to the participating plans based on the investment of the account balances of the respective plans' participants.

At December 31, 2008 and 2007, the net assets of the Plan are as follows:

	Plan's Investments 2008	Net Assets in Master Trust 2007
Investments at fair value as determined by quoted market price –		
Stocks:		
Dillard's, Inc. Class A common stock **	$57,283,935	$79,462,547
Dillard's, Inc. Class A common stock * **		120,757,551
Mutual Funds:		
Alger Small Cap Growth Fund	1,727,236	3,523,642
Alliance Bernstein International Value Fund	5,914,298	11,294,132
American Funds AMCAP Fund	-	229
American Funds EuroPacific Growth Fund	8,589,066	16,246,194
American Funds Growth Fund of America **	30,675,441	57,566,054
BlackRock Aurora Fund	-	193
Columbia Mid-Cap Value Fund	4,318,276	8,056,296
Goldman Sachs Small Cap Value Fund	3,392,007	6,301,532
PIMCO Real Return Fund	5,812,214	5,614,136
PIMCO Total Return Bond Fund **	17,377,997	16,289,445
Van Kampen Growth & Income Fund	11,189,417	19,559,532
Van Kampen Mid-Cap Growth Fund	3,492,737	6,337,983
Investments at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust **	66,498,595	84,938,832
Merrill Lynch Equity Index Fund	2,943,664	5,623,252
Total investments at estimated fair value	219,214,883	441,571,550
Receivables –		
Accrued interest & dividends	-	607,941
Pending settlement	-	120,754
Total receivables	-	728,695
Cash	663,170	301,967
Investments and net assets, respectively, at fair value	219,878,053	442,602,212
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,735,746	787,035
Investments and net assets, respectively, excluding participant loans, at contract value	$230,613,799	$443,389,247
Plan's interest in Master Trust net assets, at fair value		$405,610,986
Plan's percentage interest in Master Trust net assets at fair value		92%

* Non-participant directed investment. As of January 1, 2008 the Plan was amended to expand the diversification rights for Employer Matching Contributions. The new diversification rights allow employees with three years of service to direct the investment of all their Employer Matching funds, therefore, the amount of non-participant directed funds in the Employer Matching accounts became immaterial and is not reflected separately in the table above.

** Investment representing >5% of net assets available for benefits.

The following table details the net depreciation in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended December 31, 2008
Net change in market value of Dillard's, Inc. common stock	$(171,142,218)
Net investment loss from common collective trust funds	(1,891,452)
Net investment loss from registered investment companies	(51,419,446)
Net depreciation in fair value of investments	$(224,453,116)

6. FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements At December 31, 2008, Using			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Dillard's, Inc. common stock	$ 57,283,935	$ -	$ -	$ 57,283,935
Mutual funds	92,488,689	-	-	92,488,689
Common collective trusts	-	69,442,259	-	69,442,259
Participant loans	-	9,492,414	-	9,492,414
Cash	663,170	-	-	663,170
Total	$ 150,435,794	$ 78,934,673	$ -	$229,370,467

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$240,750,138	$453,866,780
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(10,735,746)	(704,489)
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-Receivable from Part-Time Plan	-	(82,546)
Net assets available for benefits per the Form 5500	$230,014,392	$453,079,745

The following is a reconciliation of the net decrease in assets per the financial statements to the amounts reflected in the Form 5500 for the year ended December 31, 2008:

	2008
Net decrease in net assets available for benefits per the financial statements	$(213,116,642)
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-Current Year	(10,735,746)
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-Prior Year FT Plan	704,489
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-Prior Year PT Plan	82,546
Net income (loss) per Form 5500	$(223,065,353)

8. SUBSEQUENT EVENTS

In January 2009, the Plan Sponsor amended the Plan effective January 1, 2009, to allow participants to diversify all or a portion of any employer matching contributions and earnings thereon without meeting any service requirements. The Plan was also amended to reflect that the accounts intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code include the portion of any accounts which are invested in Dillard's, Inc. common stock.

On August 29, 2008, the Company purchased the remaining 50% interest in CDI Contractors, LLC and CDI Contractors, Inc. which gave the Company 100% ownership in both entities. CDI Contractors, LLC sponsored the CDI Contractors, LLC 401(k) Retirement Plan ("CDI Plan"). Effective April 24, 2009, the CDI Plan was merged into the Dillard's, Inc. Investment and Employee Stock Ownership Plan.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Cash	Cash	$663,170
	Mutual Funds:		
	Alger Small Cap Growth Fund	Mutual Fund	1,727,236
	Alliance Bernstein International Value Fund	Mutual Fund	5,914,298
	American Funds EuroPacific Growth Fund	Mutual Fund	8,589,066
	American Funds Growth Fund of America	Mutual Fund	30,675,441
	Columbia Mid-Cap Value Fund	Mutual Fund	4,318,276
	Goldman Sachs Small Cap Value Fund	Mutual Fund	3,392,007
	PIMCO Real Return Fund	Mutual Fund	5,812,214
	PIMCO Total Return Bond Fund	Mutual Fund	17,377,997
	Van Kampen Growth & Income Fund	Mutual Fund	11,189,417
	Van Kampen Mid-Cap Growth Fund	Mutual Fund	3,492,737
	Common Stock:		
*	Dillard's, Inc.	Common Stock	57,283,935
	Common Collective Trusts:		
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust Fund	66,498,595
*	Merrill Lynch Equity Index Fund	Common Collective Trust Fund	2,943,664
		Loans to participants with interest rates ranging from 5.0% to 10.50% and maturity dates from January 1, 2009 to September 4, 2018.	9,492,414
	Total Investments		$229,370,467

*Party-in-interest.

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-156029 on Form S-8 of our report dated June 18, 2009, relating to the financial statements and financial statement schedule of Dillard's, Inc., appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (formerly, the Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time Employees), for the year ended December 31, 2008.

Deloitte & Touche LLP

Dallas, Texas
June 18, 2009